                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                               MANOR CARE, INC.
                   ________________________________________
                               (Name of Issuer)


                                 Common Stock
                   ________________________________________
                        (Title of Class of Securities)

                                  404134-10-8
                   ________________________________________
                                (CUSIP Number)

                      Christine A. Shreve (301) 881-9854
             11810 Parklawn Drive, Suite 200, Rockville, MD 20852
             ____________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 27, 2000
            _______________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ( ).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 404134-10-8           13D                                  Page 2 of 4


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

     Bruce Bainum
     S.S.#: ###-##-####

2  Check the Appropriate Box if a Member of a Group*
   (a)  (  )     (b)  (  )

3  SEC Use Only

4  Source of Funds
     00

5  Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
   2(C) or 2(E)    (  )

6  Citizenship or Place of Organization
   USA


Number of Shares Beneficially
  Owned by Each Reporting Person with:

     7     Sole Voting Power         2,697,452

     8     Shared Voting Power       6,824,697

     9     Sole Dispositive Power    2,697,452

     10    Shared Dispositive Power  6,824,697

11 Aggregate Amount Beneficially Owned by Each Reporting Person

   9,522,149

12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


13 Percent of Class Represented by Amount in Row (11)

   9.29%

14 Type of Reporting Person

   IN

CUSIP No. 404134-10-8           13D                                 Page 3 of 4

Item 1.   Security and Issuer

          (a)  Name of Issuer:
               Manor Care, Inc.
          (b)  Address of Issuer's Principal Executive Offices:
               1 SeaGate
               Toledo, OH  43604
          (c)  Title and Class of Securities:
               Common Stock

Item 2.   Identity and Background

          (a)  Name:
               Bruce Bainum
          (b)  Business Address:
               10770 Columbia Pike, Suite 100
               Silver Spring, MD  20901
          (c)  Present Principal Employment:
               Professor of Psychology
               C/O 10770 Columbia Pike, Suite 100
               Silver Spring, Maryland  20901
          (d)  Record of Convictions:
               During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)
          (e)  Record of Civil Proceedings:
               During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  Citizenship:
               Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          The Reporting Person utilized no funds in the acquisition of the securities of the issuer triggering the filing of this 13D.

Item 4.   Purpose of Transaction

          1,800,000 shares were acquired by the Reporting Person in two transactions which involve charitable contributions of shares of the Issuer to the Commonweal Foundation, a private operating foundation for which the Reporting Person is a member of the Board of Directors.

Item 5.   Interest in Securities of the Issuer

          (a)  Amount and percentage beneficially owned:
               Reporting Person:
               9,522,149 shares, including 1,539,576 shares held directly by the Bruce Bainum Declaration of Trust ("BB Trust"), of which Mr. Bainum is the sole trustee and beneficiary; 3,567,869 shares held directly by Realty Investment Company, a real estate management and investment company in which the BB Trust is a stockholder and Mr. Bainum is a Director and shares voting authority; 1,477,200 shares held by the Commonweal Foundation of which Mr. Bainum is a Director and has shared voting authority; and 1,779,628 shares owned by Mid Pines Associates, Limited Partnership in which the BB Trust is a General Partner and has shared voting authority. Also includes 1,157,876 shares owned by the Roberta Bainum Irrevocable Trust in which Mr. Bainum is a co-trustee and has shared voting authority.
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CUSIP No. 404134-10-8           13D                                 Page 4 of 4

          (b) Number of shares as to which such person has:

               (i)   Sole Voting Power          2,697,452

               (ii)  Shared Voting Power        6,824,697

               (iii) Sole Dispositive Power     2,697,452

               (iv)  Shared Dispositive Power   6,824,697


          (c) A schedule of transactions effected in the last sixty days is as follows:

                 Commonweal Foundation:
                 ----------------------
                 Sold        7,000  shares         11/20/00        $17.5000
                 Sold        2,500  shares         11/21/00        $17.5000
                 Sold       71,250  shares         11/21/00        $17.0391
                 Rec'd contribution  of 300,000 shares 11/21/00
                 Sold       28,750  shares         11/22/00        $17.1001
                 Sold       38,700  shares         11/22/00        $17.0360
                 Sold       25,600  shares         11/24/00        $17.1567
                 Sold       21,000  shares         11/27/00        $17.1750
                 Rec'd  contribution of 1,500,000 shares 11/27/00
                 Sold       86,100  shares         11/28/00        $17.2169
                 Sold       10,000  shares         11/29/00        $17.1406
                 Sold        2,550  shares         11/29/00        $17.1250
                 Sold        5,550  shares         11/30/00        $17.0000
                 Sold        3,750  shares         11/30/00        $17.0017
                 Sold          300  shares         12/01/00        $17.0000
                 Sold       32,700  shares         12/04/00        $16.8750
                 Sold       24,000  shares         12/04/00        $16.6732
                 Sold       12,250  shares         12/04/00        $16.9194
                 Sold       97,500  shares         12/05/00        $16.8157
                 Bruce Bainum Declaration of Trust:
                 ----------------------------------
                 Delivered 94,500 shares from direct ownership to Trust
                 Sold       71,250  shares         11/21/00        $17.0390
                 Sold       28,750  shares         11/22/00        $17.1001
                 Sold       38,700  shares         11/22/00        $17.0360
                 Sold       25,400  shares         11/24/00        $17.1567
                 Sold       21,000  shares         11/27/00        $17.1750
                 Sold       86,100  shares         11/28/00        $17.2169
                 Sold       10,000  shares         11/29/00        $17.1406
                 Sold        2,550  shares         11/29/00        $17.1250
                 Sold        5,550  shares         11/30/00        $17.0000
                 Sold        3,750  shares         11/30/00        $17.0017
                 Sold          300  shares         12/01/00        $17.0000
                 Sold       32,700  shares         12/04/00        $16.8750
                 Sold       24,000  shares         12/04/00        $16.6732
                 Sold       12,250  shares         12/04/00        $16.9194
                 Sold       97,500  shares         12/05/00        $16.8157

          (d)  Ownership of more than five percent on behalf of Another Person:

               To the extent that shares of the issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the Reporting Person's knowledge, other than Stewart and Jane Bainum, and their four adult children, Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities.

          (e)  Ownership of Less than Five Percent:

               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not applicable.


Item 7.   Material to be Filed as Exhibits

          None



Signature
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 6, 2000

                                  /s/ Bruce Bainum
                                  ---------------------------
                                  Bruce Bainum